# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UWM Holdings Corporation, CIK 0001783398
CUSIP: 91823B109
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 585 South Boulevard E, Pontiac, Michigan (MI), 48341
Date of event which requires filing of this statement: 03/31/2025
Filed by CIK 0001842002
Persons authorized to receive notices and communications: Mat Ishbia, 585 South Boulevard E, Pontiac, Michigan (MI), 48341, 800-981-8898; SFS Holding Corp., 585 South Boulevard E, Pontiac, Michigan (MI), 48341, 800-981-8898

## Reporting persons
- Mat Ishbia (CIK 0001841794): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 5,106,370; shared voting power 1,397,782,620; sole dispositive power 5,106,370; shared dispositive power 1,397,782,620; aggregate amount beneficially owned 1,402,888,990 (87.8% of the class)
  Comment: With respect to the shares disclosed in items 7, 8, 10 and 11 above, please see Item 5.
- SFS Holding Corp. (CIK 0001842002): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,397,782,620; sole dispositive power 0; shared dispositive power 1,397,782,620; aggregate amount beneficially owned 1,397,782,620 (87.4% of the class)
  Comment: With respect to the shares disclosed in items 8, 10 and 11 above, please see Item 5.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: UWM Holdings Corporation
Address of issuer's principal executive offices: 585 South Boulevard E, Pontiac, Michigan (MI), 48341
Comment: This Amendment No 6 (the "Amendment") to Schedule 13D is being jointly filed by Mat Ishbia and SFS Holding Corp. ("SFS Corp." and together with Mat Ishbia, collectively referred to as the "Reporting Persons") and relates to the Class A Common Stock, par value $0.0001 per share (the "Class A Stock"), of UWM Holdings Corporation, a Delaware corporation (the "Issuer") and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons on February 1, 2021, as amended by Amendment No 1 filed on September 4, 2024, as amended by Amendment No 2 filed on September 18, 2024, as amended by Amendment No 3 filed on October 3, 2024, as amended by Amendment No 4 filed on October 15, 2024 and as amended by Amendment No 5 filed on March 19, 2025 (the "Schedule 13D"). The principal executive offices of the Issuer are located at 585 South Boulevard E, Pontiac, Michigan 48341. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13 D is hereby amended by the addition of the following:

Pursuant to the Registration Rights Agreement previously filed, the Issuer currently has in place a registration statement on Form S-3 registering for resale by SFS up to 150,000,000 shares of Class A Stock, of which 45,712,833 are currently available (the "Registration Statement"), issuable upon exchange of an equal number of Paired Interests (consisting of one share of Class D Stock of the Issuer and one Class B Unit in UWM Holdings, LLC ("Holdings LLC"), collectively a "Paired Interest") held by SFS Corp. On March 31, 2025, SFS Corp. exchanged an aggregate of 13,028,909 Paired Interests for an equal number of Class A Stock and sold such shares of Class A Stock pursuant to the Registration Statement in a privately negotiated transaction for shares of a private company. From time to time, based on market conditions, SFS Corp. intends to sell the remaining portion of those shares of Class A Stock covered by the Registration Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, SFS Corp. directly holds an aggregate of 1,397,782,620 shares of Class D Stock which are convertible or exchangeable, along with the Class B Units in Holdings LLC, into shares of Class A Stock. Each share of Class D Stock is entitled to ten votes and each share of Class A Stock is entitled to one vote. SFS Corp. owns all of the outstanding shares of Class D Stock.

Mat Ishbia by virtue of being the trust advisor of the Trust with the right to direct the voting and disposition of the securities of the Issuer held by SFS Corp., is deemed to beneficially own the 1,397,782,620 shares of Class A Stock beneficially owned directly by SFS Corp. that are issuable upon conversion or exchange of the Class D Stock. The Reporting Persons each share the power to vote or dispose of the Class A Stock and Class D Stock he or it beneficially owns. The 1,397,782,620 shares of Class A Stock beneficially owned by the Reporting Persons represent 87.4% of the outstanding shares of Class A Stock based upon 200,781,659 shares of Class A Stock outstanding as of the date hereof. However, due to the voting limitation contained in the Issuer's Certificate of Incorporation which provides that, in no event shall a holder of common stock of the Issuer be entitled to vote in excess of 79% of the voting power of the holders of the outstanding shares of all capital stock of the Issuer then voting together as a single class on such matter (the "Voting Limitation"), the Reporting Persons hold 79% of the voting power of the capital stock of the Issuer through the ownership of 100% of the Class D Stock, which has ten votes per share. Without the Voting Limitation, the Reporting Persons would hold 99.9% of the voting power of the capital stock of the Issuer. These shares do not include shares held by Mat Ishbia, directly and as trustee.
Number of shares as to which each person has sole or shared power to vote or dispose:
Paragraph (b) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date hereof, SFS Corp. directly holds an aggregate of 1,397,782,620 shares of Class D Stock which are convertible or exchangeable, along with the Class B Units in Holdings LLC, into shares of Class A Stock. Each share of Class D Stock is entitled to ten votes and each share of Class A Stock is entitled to one vote. SFS Corp. owns all of the outstanding shares of Class D Stock.

Mat Ishbia by virtue of being the trust advisor of the Trust with the right to direct the voting and disposition of the securities of the Issuer held by SFS Corp., is deemed to beneficially own the 1,397,782,620 shares of Class A Stock beneficially owned directly by SFS Corp. that are issuable upon conversion or exchange of the Class D Stock. The Reporting Persons each share the power to vote or dispose of the Class A Stock and Class D Stock he or it beneficially owns. The 1,397,782,620 shares of Class A Stock beneficially owned by the Reporting Persons represent 87.4% of the outstanding shares of Class A Stock based upon 200,781,659 shares of Class A Stock outstanding as of the date hereof. However, due to the voting limitation contained in the Issuer's Certificate of Incorporation which provides that, in no event shall a holder of common stock of the Issuer be entitled to vote in excess of 79% of the voting power of the holders of the outstanding shares of all capital stock of the Issuer then voting together as a single class on such matter (the "Voting Limitation"), the Reporting Persons hold 79% of the voting power of the capital stock of the Issuer through the ownership of 100% of the Class D Stock, which has ten votes per share. Without the Voting Limitation, the Reporting Persons would hold 99.9% of the voting power of the capital stock of the Issuer. These shares do not include shares held by Mat Ishbia, directly and as trustee.

## Signatures
- Mat Ishbia: /s/ Mat Ishbia, Mat Ishbia (04/02/2025)
- SFS Holding Corp.: /s/ Mat Ishbia, Mat Ishbia, Chief Executive Officer (04/02/2025)